P.E.
7-31-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02043788

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

SEC MAIL PROCESSING RECEIVED AUG 08 2002 WASH, D.C. 155 SECTION

For the month of July 2002

Olympic Resources Ltd.

(SEC File No. 0-30598)

Suite 525, 999 West Hastings Street
Vancouver, B.C. V6C 2W2
(Address of Principal Executive Office)

PROCESSED AUG 13 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD.

Date August 7, 2002

By: ________________
Patrick Forseille, CFO & Director

OLYMPIC

RESOURCES LTD.

OLYMPIC RESOURCES LTD.

ANNUAL REPORT 2002

OLYMPIC RESOURCES LTD.
PRESIDENT'S REVIEW

Dear Fellow Shareholder:

The investment environment for junior resource companies like Olympic continues to pose many challenges. However, our determination to persist with our game plan has enabled Olympic to survive and to provide hope and opportunity for growth and development.

In the year ahead we anticipate generating substantial revenues from our gas operations in California. With this revenue we will continue to pursue our strategy of increasing cash flow through the development and syndication of low risk, high reward prospects such as our very successful East Corning Project located at the northern end of California's Sacramento Basin.

We have made significant progress in the development of our natural gas opportunities since we first recognized the growing energy problems in California three years ago. We have been successful in establishing our first significant producing land position; and through the syndication of our prospects, have managed to reduce our risk and hedge our bets, providing our shareholders with greater opportunity for successes, while being conservative in a high risk environment.

During the past year, our Company has gained many new shareholders in both the US and Europe, partly as a result of our recent US Stock Listing. In the year ahead, we hope to expose Olympic to many more individuals as we broaden our exposure to a growing audience of new investors.

Recently, we have been reducing our indirect involvement in MIV Therapeutics. We wish the company well, confident in the knowledge that management is doing everything possible to provide for the launch of this exciting biotech opportunity onto the world stage.

Our primary focus for Olympic will be to ensure strong asset growth for our shareholders. However, our company's greatest asset continues to be its people. Olympic is managed by a highly qualified team of professionals with essential experience in resource acquisition, exploration and development, corporate finance, marketing, accounting and management. This comprehensive expertise has allowed our Company to adapt quickly to world events and to strategically position the Company to take advantage of opportunity. Our determination to build a stronger asset base and a loyal shareholder following will serve to ensure the long-term viability and continued success of Olympic.

Finally, I would like to express my deep appreciation to Mr. John Pierce, our Chairman, our Board of Directors for their guidance, to all our employees, consultants and field operators for their contributions, and to our shareholders for their continued support and belief in the future of Olympic.

Yours very sincerely,

Daryl Pollock

Daryl Pollock
President and Chief Executive Officer

July 9, 2002

OPERATIONS REVIEW

OIL AND GAS PROSPECTS

East Corning Prospect, California

Olympic commenced a multiple well drill program in April, 2002 on the East Corning Property in Tehama County, California. This program is expected to continue for several months and will initially include up to six wells. Currently, four wells have been successfully completed and initial flow tests indicate they are commercial.

Olympic acquired 32% of the project consisting of 6,500 acres in oil and gas leases and over 25 miles of 2D seismic data in December 2000. A 3D seismic survey was then completed and based upon the results, a multiple well drill program was developed. This drill program will attempt to continue the success encountered in the Victor Ranch field which lies adjacent to the southern flank of the East Corning Property. The Victor Ranch field discovered one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto Olympic's East Corning property. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic will hold a 17% working interest in most wells of this program.


R 4 W
R 3 W
R 2 W
R 1 W
T 24 N
T 23 N
T 22 N
T 21 N
I-5
Corning
8 BCF
S Corning
1.2 BCF
Corning
East Corning
3D Shoot Area
Tehama County, CA
Kirkwood
15 BCF
Rice Creek
36 BCF
Hwy99
East Rice Creek
15 BCF
Malton
Black
Butte
136 BCF
Rancho Capay
7 BCF
Orland
0.6 BCF
Orland
Greenwood
0.5 BCF
South Greenwood
3.5 BCF
Ord Bend
17 BCF
Tehama County, CA
Fall, 2001

The project is 100 miles north of Sacramento within the main Forbes depositional fairway at the northern portion of the Sacramento Valley gas trend. The property lies adjacent to the Corning Gas Field to the east and directly north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. 3-D seismic has proven to be a very reliable exploration tool as 3-D surveys conducted on adjoining lands, directly to the south have helped locate numerous large natural gas pools including Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF).


Corning Anticline
The East Corning Project Area is located on the southern end of the Corning Anticline.
The area was chosen for the following reasons:
Large Unexplored Area. Only 13 Forbes Tests within 14 square miles.
No 3-D Seismic shot within the area. Only 2-D seismic shot in a course grid with 1-mile spacing.
Southern boundary of the seismic shoot is adjacent to 18.6 BCF of Forbes gas production.
-5500
-4500
-4750
-5000
-5250
-5500
-5250
-5750
-6000
Royale Victor Ranch #1-7
80 net feet of gas sand.
Forbes Gas Well
Forbes Dry Hole
Shallow (Kione) Dry Hole
Shallow (Kione) Gas Well

Structure Map: Top Dobbins Shale

Fall 2001

Victor Ranch Gas Field, California

Olympic entered into three participation arrangements in the Victor Ranch gas field which lies on the south-east flank of Olympic's East Corning property in Tehama County, California. Currently, Olympic holds an 8.3% working interest to earn a 6.53% net revenue interest in two producing wells; and a 6.05% working interest to earn a 4.92% net revenue interest in a third producing well. Olympic and partners have contributed approximately 200 acres of the East Corning property to this pool. These three wells are producing approximately 4 MMCFPD.

The Victor Ranch 1-7 well discovered one of the largest amounts of natural gas filled sands in the East Rice Creek field. An adjacent 3D survey reveals that this discovery extends onto Olympic's East Corning property. Four different gas charged zones were encountered and preliminary log analysis indicates two main pay zones in the well contain 70 to 80 net feet of gas charged sands. Initial production from the two main zones was over 2 MMCF per day. Other gas wells in this area have been producing from similar zones for over ten years.

Source Energy Prospect, California

Olympic participated in three wells drilled in October, 1999, on approximately 800 net acres of oil and gas lease lands located in Kern County. The targets in each of the three wells are the Mya, Arlington and Perdidio sands of Pliocene age. The Garrison gas well was put on initial production in late May, 2000. The well produced at a rate of approximately 2.0 MMCFPD with a tubing pressure of 1510 psi. until early December when it encountered problems. Best estimates have determined reserves are between 2-3 BCF. The Company expects to spud an offset well in July 2002. The new well location lies approximately 1,400 feet northwest and 10 to 15 feet structurally higher than the original well. The 4,700 foot well will also test another Pliocene sand, known to be productive in this area, which lies 700 feet below the discovery pool.

Coalinga Prospect, California

Olympic Resources Ltd. acquired a 50% working interest in the Coalinga Nose Prospect in Fresno County, California. The Coalinga Nose Prospect covers approximately 5,000 acres of leased land and is located less than one mile southeast of the East Coalinga Extension which has so far produced 503,000,000 barrels of oil. The prospect is also less than one mile northwest of the Kettleman Hills Field which has so far produced 2.9 TCF and 458,000,000 barrels of oil. During the year, the Company tested the prospect with an 11,000 foot well and determined that no further exploration of the property would be commercially viable. Olympic retained 20.5% of its 50% working interest. The other 29.5% was farmed out, thus enabling Olympic to recover a portion of its initial investment in this prospect.

Pioneer Canal #31-10, California

Olympic holds a 4.95% working interest in a 9,700 foot directional development well in the Pioneer Canal area of the Canal Oil field. The #31-10 was drilled on the project covering 320 acres of land HBP (held by production) from three previously producing wells. The well is currently producing approximately 30 barrels of oil per day.

Tycoon #1-3, California

The Company entered into a farmout agreement and earned a 14.3% interest in certain oil and gas leases located in Glenn and Tehama Counties, California by paying 17.875% of the costs of a test well. The Tycoon 1-3 intersected 50 feet of net pay from two primary targets in the Cretaceous Forbes Sand and is currently producing approximately 200 MCFPD.

Semitropic Syndicate, California

The Semitropic Syndicate holds a 100% working interest in 2,300 acres of oil and gas leased lands located in Kern County, California. Subsequent to the acquisition, the Company offered an undivided participating interest of up to 75% in the property to a syndicate of other companies. During the year, Olympic determined that no further exploration of the property would be commercially viable and all related costs have been written off.

Wilson Prospect, California

The company entered into a farmout agreement and earned a 15% working interest in a well drilled on the Wilson Prospect in Tehama County, California. The well encountered a depletion drive reservoir with four separate sand zones having a net pay of 85 feet. This well produced between 1.5 - 2.5 MMCFPD of natural gas with a surface pressure of 2000 psi until it encountered water and was shut-in during March of 2001. During the year ended February 28, 2002, the Company determined that no further exploration of the property would be commercially viable and all related costs have been written off.

Pilgrim #44-8, California

The Company entered into a farmout agreement and earned a 16% working interest in certain oil and gas leases located in Glen County, California by paying 20% of the costs of a test well. During the year ended February 28, 2002, the Company determined that no further exploration of the property would be commercially viable. Consequently, all related costs have been written off to operations.

West Denverton Creek, California

The Company entered into an agreement to participate in an 11.25% working interest in certain oil and gas leases located in Solano County, California. During the year ended February 28, 2002, a portion of the costs relating to this property were written-off to operations due to poor results from a test well. The West Denverton Creek exploration project consists of 3,200 acres including 7 square miles of 3D-seismic data, which has identified three drill ready targets. The first test well, Glide – Colby 2-30, was drilled in January 2000 and encountered no significant hydrocarbons. A second well, the MDHF 1-36, was drilled in October 2000 and encountered no significant hydrocarbons. However, after processing information acquired from this hole, a follow-up well is expected to be drilled with considerably less risk. This area typically offers shallow hydrocarbon reserves of less than 6,000 feet in depth and is relatively underexplored.

BIOTECH

MI Vascular Innovations Inc. / MIV Therapeutics Inc.

In March 2000, Olympic entered into an investment and advisory contract with M-I Vascular Innovations Inc. ("MI Vascular") a private Delaware company, which owns 100% of MIVI Technologies Inc., a biotech research and manufacturing facility located in British Columbia. The Company subscribed for 600,000 units of MI Vascular at a price of US$1.00 per unit. Each unit consists of one common share and one non-transferable warrant comprised of an "A" and a "B" warrant. Each "A" warrant was exercisable for a period of one year from issue to purchase a common share at a price of US$1.25. Each "B" warrant was exercisable, subject to the "A" warrants having been exercised, for a period of two years to purchase a common share at a price of US$1.50. The warrants were subsequently changed to a single warrant to purchase up to 600,000 MI Vascular common shares exercisable at US$1.25 until April 30, 2002 and then at US$1.50 until April 30, 2003.

During the year ended February 28, 2002, MIV Therapeutics Inc. ("MIV") executed a share exchange and finance agreement with MI Vascular whereby MIV acquired shares of MI Vascular on a one for one ratio, with the result that upon acquisition of eligible MI Vascular shares, MIV will own not less than 85% of MI Vascular. As a result, the Company now holds 600,000 shares and 600,000 warrants of MIV. At February 28, 2002, the market value of the Company's investment in MIV common shares was $1,105,380.

FINANCIAL REVIEW

Capital expenditures for the year were $1,765,317 mainly consisting of the acquisition and development of oil and gas properties in California.

At February 28, 2002, Olympic has no debt and working capital of $372,647.

Revenue for the year was $208,027 comprised of gas sales from California, management revenue and interest revenue. This was down from $920,151 the previous year mainly due to depleting production from California gas wells and a shift in strategy to investment in earlier stage properties such as the Coalinga and East Corning projects.

Direct expenses for the reporting period were $10,768 down from $141,147 the year before due to the decreased gas production and associated costs. General and Administrative expenses were $583,660 up from $456,721 the previous year primarily due to costs associated with listing the Company on the US exchange and development of its new website.

The Company wrote off $1,741,657 of capital assets relating to its California gas properties due to the abandonment of dry wells. Most significant among these was a write-off of $1,083,244 of costs relating to the drilling of the Coalinga well.

During the year, a total of 1,480,000 shares were issued through a private placement of 1,250,000 common shares and 230,000 options generating cash proceeds of $582,500 to Olympic. At year end, 13,694,378 shares were issued and outstanding.

CORPORATE REVIEW

During the year, Michael Lathigee was appointed to the board of directors and also provided investor relations services. Mr. Lathigee is the founder of the Wealthbuilder Investment Club which is one of the largest investment clubs in Western Canada.

Also during the year, Malcolm Bell was appointed Vice President of Communications. Mr. Bell has over 20 years experience in developing investor awareness programs for public companies and brokering projects in the natural resources industry.

Dr. Tim Vitalis resigned his position as Vice President, Scientific Research in August 2001.

Also during the year, the board of directors approved the creation of an advisory board to advise management on strategies and opportunities in the energy sector, and to provide input and critique on the Company's activities in these areas. Membership on the Board will comprise of senior, experienced and successful business people from both the oil and gas industry and from other sectors in both Canada and the United States. This new group will bring added strength to the Company as we expand both our business base in the oil and gas sector and our shareholder investor group in key, US markets.

OTHER ITEMS

On December 6 2001, the common shares of the Company became quoted on the NASD OTC Bulletin Board under the symbol "OLYRF". This achievement is part of the Company's corporate strategy to increase market capitalization through growth and acquisition. Management believes that this strategy is an appropriate step for the company and may assist it in its continuing efforts to maximize shareholders' value.

AUDITORS' REPORT

To the Shareholders of
Olympic Resources Ltd.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Olympic Resources Ltd. as at February 28, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended February 28, 2002, February 28, 2001, and February 29, 2000. These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

April 26, 2002

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

OLYMPIC RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)
AS AT FEBRUARY 28

	2002	2001
ASSETS		
Current		
Cash and equivalents	$ 467,441	$ 1,469,490
Marketable securities (Note 3)	141,140	542,615
Accounts receivable	21,649	137,805
Prepaid expenses	4,898	4,898
	635,128	2,154,808
Capital assets (Note 4)	13,403	8,861
Oil and gas properties (Note 5)	1,352,679	1,346,219
Investment (Note 6)	888,000	888,000
	$ 2,889,210	$ 4,397,888
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 262,481	$ 161,652
Exploration deposits	-	62,482
	262,481	224,134
Shareholders' equity		
Capital stock (Note 7)	10,155,028	9,572,528
Deficit	(7,528,299)	(5,398,774)
	2,626,729	4,173,754
	$ 2,889,210	$ 4,397,888

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

Daryl Pollock Director

_______________ Director

OLYMPIC RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in Canadian dollars)

	Year Ended February 28, 2002	Year Ended February 28, 2001	Year Ended February 29, 2000
GAS REVENUE	$ 144,724	$ 789,289	$ 260,308
DIRECT EXPENSES			
Operating	1,568	49,589	40,947
Depletion	9,200	91,558	39,440
Recoveries	-	-	(55,942)
	10,768	141,147	24,445
GROSS PROFIT	133,956	648,142	235,863
GENERAL AND ADMINISTRATIVE EXPENSES			
Amortization	3,458	2,900	2,619
Consulting fees	32,000	52,500	12,750
Interest and bank charges	1,963	1,067	4,110
Investor relations	31,750	16,902	46,879
Management fees	121,000	120,000	85,000
Office, rent and administration	212,851	107,763	230,041
Professional fees	117,000	95,074	187,467
Regulatory and transfer agent fees	11,326	11,570	6,084
Shareholder communications	37,885	32,500	41,500
Travel	14,427	16,445	12,089
	(583,660)	(456,721)	(628,539)
Management fee revenue	4,598	14,818	145,219
Interest and dividend income	58,705	116,044	131,229
Gain (loss) on marketable securities (Note 3)	(1,467)	6,323	1,454
Oil and gas properties written-off (Note 5)	(1,741,657)	(218,411)	-
Gain on sale of oil and gas property (Note 5)	-	-	154,450
Deferred exploration costs written-off (Note 8)	-	-	(671,266)
Other property gains	-	37,796	-
	(2,263,481)	(500,151)	(867,453)
Net income (loss) for the year	(2,129,525)	147,991	(631,590)
Deficit, beginning of year	(5,398,774)	(5,546,765)	(4,915,175)
Deficit, end of year	$ (7,528,299)	$ (5,398,774)	$ (5,546,765)
Basic and diluted earnings (loss) per share	$ (0.17)	$ 0.01	$ (0.06)
Weighted average number of shares outstanding	12,834,310	11,912,282	10,656,646

OLYMPIC RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)

	Year Ended February 28, 2002	Year Ended February 28, 2001	Year Ended February 29, 2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss) for the year	$ (2,129,525)	$ 147,991	$ (631,590)
Items not affecting cash			
Amortization	3,458	2,900	2,619
Depletion	9,200	91,558	39,440
(Gain) loss on marketable securities	1,467	(6,323)	(1,454)
Oil and gas properties written-off	1,741,657	218,411	-
Gain on sale of oil and gas property	-	-	(154,450)
Deferred exploration costs written-off	-	-	671,266
Changes in non-cash working capital items			
Decrease in marketable securities	400,008	74,020	53,784
(Increase) decrease in accounts receivable	116,156	(120,316)	85,455
(Increase) decrease in prepaid expenses	-	(704)	3,306
Increase (decrease) in accounts payable and accrued liabilities	100,829	45,024	(14,562)
Increase (decrease) in exploration deposits	(62,482)	(35,839)	7,721
Net cash provided by operating activities	180,768	416,722	61,535
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of capital stock	582,500	574,750	52,000
Net cash provided by financing activities	582,500	574,750	52,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment	-	(888,000)	-
Purchase of capital assets	(8,000)	(4,228)	(2,844)
Oil and gas property expenditures, net of recoveries	(1,757,317)	(1,113,779)	(450,441)
Deposits	-	-	71,590
Net proceeds on sale of oil and gas property	-	-	2,214,550
Net cash provided by (used in) investing activities	(1,765,317)	(2,006,007)	1,832,855
Change in cash and equivalents during the year	(1,002,049)	(1,014,535)	1,946,390
Cash and equivalents, beginning of year	1,469,490	2,484,025	537,635
Cash and equivalents, end of year	$ 467,441	$ 1,469,490	$ 2,484,025

Supplemental disclosures with respect to cash flows (Note 11)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is primarily engaged in the oil and gas industry in the exploration stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon completion of additional financing arrangements, the continuing support of its creditors and cash flow from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which are materially different from United States generally accepted accounting principles. Information with respect to differences between generally accepted accounting principles of Canada and the United States is provided in Note 13.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the period. Actual results could differ from those reported.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Olympic Resources (Arizona) Ltd. All significant inter-company balances and transactions have been eliminated.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Capital assets and amortization

Capital assets are recorded at cost and amortization is calculated at rates that will reduce the original cost to estimated residual value over the estimated useful life of each asset.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

The costs in each cost centre, including the costs of well equipment, are depleted and amortized using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and amortization in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and amortization, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Values

The amounts shown for oil and natural gas properties represent costs incurred to date and are not intended to reflect present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Investment

The Company's investment in MIV Therapeutics Inc. is carried at cost. If there is a decline in value which is other than temporary, the investment will be written-down to provide for the loss.

Financial instruments

The Company's financial instruments consist of cash and equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Revenue recognition

Revenue from oil and gas operations is recognized when oil and natural gas are shipped.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

Stock-based compensation plan

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan as described in Note 7. No compensation expense is recognized for this plan when stock or stock options are issued to employees or directors. Any consideration paid by employees or directors on exercise of stock options is credited to capital stock.

Income taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, diluted earnings (loss) per share has not been computed as it proved to be anti-dilutive or not significantly different from basic earnings (loss) per share. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Segmented information

The Company conducts substantially all of its operations in the United States in the oil and gas sector.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MARKETABLE SECURITIES

	2002	2001
Spectrum money market funds (market value $28,315; 2001 - $407,016)	$ 28,055	$ 405,998
Dynamic income fund (market value $79,235; 2001 - $77,215)	76,601	76,601
Talvest income fund (market value $40,447; 2001 - $65,053)	36,484	60,016
	$ 141,140	$ 542,615

During the year ended February 28, 2001, the Company sold 73,333 shares of Southview Resources Inc. for proceeds of $8,523, resulting in a gain of $6,323.

(expressed in Canadian dollars)

4. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 19,354	$ 13,151	$ 6,203	$ 19,354	$ 10,493	$ 8,861
Office furniture	8,000	800	7,200	-	-	-
	$ 27,354	$ 13,951	$ 13,403	$ 19,354	$ 10,493	$ 8,861

5. OIL AND GAS PROPERTIES

	Opening balance, February 28, 2001	Expenditures during the year, net of recoveries	Depletion	Oil and Gas Properties Written-off	Ending balance, February 28, 2002
East Corning Project	$ 252,973	$ 539,822	$ -	$ -	$ 792,795
Pioneer Canal #31-10	-	128,334	-	-	128,334
Tycoon #1-3	114,189	44,256	-	-	158,445
West Denverton Creek	204,382	-	-	(44,054)	160,328
Source Energy	112,777	-	-	-	112,777
Semitropic Syndicate	298,978	(35,321)	-	(263,657)	-
Wilson #2-20	202,141	11,925	(9,200)	(204,866)	-
Pilgrim #44-8	137,730	-	-	(137,730)	-
Coalinga Nose Prospect	23,049	1,060,195	-	(1,083,244)	-
Stayin' Alive Prospect	-	8,106	-	(8,106)	-
	$ 1,346,219	$ 1,757,317	$ (9,200)	$ (1,741,657)	$ 1,352,679

(expressed in Canadian dollars)

5. **OIL AND GAS PROPERTIES** (cont'd…)

	Opening balance, February 29, 2000	Expenditures during the year, net of recoveries	Depletion	Oil and Gas Properties Written-off	Ending balance, February 28, 2001
East Corning Project	$ -	$ 252,973	$ -	$ -	$ 252,973
Tycoon #1-3	-	114,189	-	-	114,189
West Denverton Creek	132,300	72,082	-	-	204,382
Source Energy	116,485	28,337	(32,045)	-	112,777
Semitropic Syndicate	293,624	5,354	-	-	298,978
Wilson #2-20	-	261,654	(59,513)	-	202,141
Pilgrim #44-8	-	137,730	-	-	137,730
Coalinga Nose Prospect	-	23,049	-	-	23,049
Stayin' Alive Prospect	-	76,409	-	(76,409)	-
Disco Inferno Prospect	-	106,002	-	(106,002)	-
Cowboys #13-16	-	36,000	-	(36,000)	-
	$ 542,409	$ 1,113,779	$ (91,558)	$ (218,411)	$ 1,346,219

East Corning Project, California

The Company acquired a 32% interest in certain oil and gas leases located in Tehama County, California, by paying US$168,649. During the year ended February 28, 2002, the Company entered into agreements to participate in working interests ranging from 6% to 8% in three oil and gas wells in the Victor Ranch gas field which is adjacent to the East Corning property.

Pioneer Canal #31-10, California

The Company entered into an agreement to participate in a 7% working interest in an oil and gas well located in Kern County, California.

Tycoon #1-3, California

The Company entered into a farmout agreement and earned a 14.3% interest in certain oil and gas leases located in Glenn and Tehama Counties, California, by paying 17.875% of the costs of a test well.

West Denverton Creek, California

The Company entered into an agreement to participate in a 15% working interest in certain oil and gas leases located in Solano County, California. During the year ended February 28, 2002, a portion of the costs relating to this property were written-off to operations due to poor results from the test well.

(expressed in Canadian dollars)

5. **OIL AND GAS PROPERTIES** (cont'd…)

Source Energy, California

The Company holds a 13 1/3% working interest to the point of casing and a 10% working interest after casing in three wells on oil and gas lease lands located in Kern County, California.

Semitropic Syndicate, California

The Company acquired a 100% working interest (75% net revenue interest) in certain oil and gas leases located in Kern County, California by paying US$300,000. In addition, a finder's fee of US$30,000 was paid on the acquisition. Subsequent to the acquisition, the Company offered an undivided participating interest of up to 75% in the property to a syndicate of other companies. During the year ended February 28, 2002, the Company determined that further exploration of the property would not be commercially viable. Consequently, all related costs were written-off to operations.

Wilson #2-20, California

The Company entered into a farmout agreement and earned a 30% working interest (15% net revenue interest) in certain oil and gas leases located in Tehama County, California, by paying 30% of the costs of a test well. During the year ended February 28, 2002, the Company determined that further exploration of the property would not be commercially viable. Consequently, all related costs were written-off to operations.

Pilgrim #44-8, California

The Company entered into a farmout agreement and earned a 20% working interest (16% net revenue interest) in certain oil and gas leases located in Glenn County, California, by paying 20% of the costs of a test well. During the year ended February 28, 2002, the Company determined that further exploration of the property would not be commercially viable. Consequently, all related costs were written-off to operations.

Coalinga Nose Prospect, California

The Company agreed to acquire a 50% working interest in certain oil and gas leases located in Fresno County, California. During the year ended February 28, 2002, the Company determined that further exploration of the property would not be commercially viable. Consequently, all related costs were written-off to operations.

Stayin' Alive Prospect, California

The Company entered into a farmout agreement to participate to the extent of an 11% working interest in an oil and gas well to be drilled in Contra Costa County, California. Subsequent to drilling, it was determined that the well would not be commercially viable. Consequently, the well was shut in and abandoned and all related costs were written-off to operations during the year ended February 28, 2001. During the current year, the Company incurred additional abandonment costs totaling $8,106.

(expressed in Canadian dollars)

5. OIL AND GAS PROPERTIES (cont'd...)

Disco Inferno Prospect, California

The Company entered into farmout agreements to participate to the extent of a 20% working interest in an oil and gas well to be drilled in Contra Costa County, California. The drilling encountered no significant hydrocarbons, thus the well was shut in and abandoned. Consequently, all related costs were written-off to operations during the year ended February 28, 2001.

Cowboys #13-16, California

The Company entered into a farmout agreement to participate to the extent of a 10% working interest in an oil and gas well to be drilled in Glenn County, California. Subsequent to drilling, the Company decided to abandon the well due to non-economic quantities of gas. Consequently, all related costs were written-off to operations during the year ended February 28, 2001.

Flat Lake, Alberta

In fiscal 2000, the Company sold its right, title and interest in and to the petroleum and natural gas leases, lands and tangibles in the Flat Lake area of northeastern Alberta for gross proceeds of $2,245,000, resulting in a gain of $154,450.

6. INVESTMENT

The Company entered into an investment and advisory contract with M-I Vascular Innovations Inc. ("MI Vascular"), a private Delaware company which owns 100% of MIVI Technologies Inc., a biotech research and manufacturing facility located in British Columbia. The Company also subscribed for 600,000 units in MI Vascular at a price of US$1.00 per unit. Each unit consisted of one common share and one non-transferable warrant comprised of an "A" and a "B" warrant. The warrants were subsequently amended to a single warrant to purchase up to 600,000 MI Vascular common shares exercisable at US$1.25 until April 30, 2002 and then at US$1.50 until April 30, 2003.

During the year ended February 28, 2002, MIV Therapeutics Inc. ("MIV") executed a share exchange and finance agreement with MI Vascular whereby MIV acquired shares of MI Vascular on a one for one ratio, with the result that upon acquisition of eligible MI Vascular shares, MIV will own not less than 85% of MI Vascular. As a result, the Company now holds 600,000 shares and 600,000 warrants of MIV. At February 28, 2002, the market value of the Company's investment in MIV common shares was approximately $1,100,000.

(expressed in Canadian dollars)

7. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
1,000,000 preference shares without par value			
Issued and outstanding common shares			
Balance at February 29, 2000	10,784,378	$	8,997,778
Exercise of options	645,000		260,750
Exercise of warrants	785,000		314,000
Balance at February 28, 2001	12,214,378		9,572,528
Private placement	1,250,000		500,000
Exercise of options	230,000		82,500
Balance at February 28, 2002	13,694,378	$	10,155,028

Stock options and warrants

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants to acquire up to 20% of issued and outstanding common stock. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, February 29, 2000	1,200,000	$	0.38
Options granted	583,000		0.52
Options cancelled/expired	(203,000)		0.62
Options exercised	(645,000)		0.40
Balance, February 28, 2001	935,000		0.40
Options granted	575,000		0.49
Options cancelled/expired	(130,000)		0.53
Options exercised	(230,000)		0.36
Balance, February 28, 2002	1,150,000	$	0.44
Number of options currently exercisable	1,150,000	$	0.44

(expressed in Canadian dollars)

7. **CAPITAL STOCK** (cont'd…)

Stock options and warrants (cont'd…)

The following incentive stock options and share purchase warrants to acquire common shares were outstanding at February 28, 2002:

	Number of Shares	Exercise Price	Expiry Date
Options	300,000	$ 0.35	June 11, 2002
	45,000	0.35	January 25, 2003
	270,000	0.45	July 27, 2003
	390,000	0.50	March 12, 2004
	145,000	0.45	July 26, 3004
Warrants	1,250,000	0.60	October 16, 2003

8. **DEFERRED EXPLORATION COSTS WRITTEN-OFF**

The Company previously entered into various agreements with respect to the right to explore properties in Indonesia. During the year ended February 29, 2000, the Company wrote-off $671,266 of deferred costs relating to exploration activities in Indonesia.

9. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $121,000 (2001 - $120,000; 2000 - $85,000) to a company controlled by a director.

b) Paid or accrued fees for accounting services totalling $39,433 (2001 - $33,900; 2000 - $37,200) to a company controlled by a director.

c) Paid or accrued fees for investor relations services totalling $31,750 (2001 - $Nil; 2000 - $Nil) to a director of the Company.

d) Paid or accrued consulting fees totaling $10,000 (2001 - $Nil; 2000 - $Nil) to a director of the Company.

e) Paid or accrued legal fees totalling $9,150 (2001 - $16,750; 2000 - $Nil) to a law firm of which a director of the Company is a principal.

f) Paid or accrued legal fees totalling $Nil (2001 - $23,798; 2000 - $39,846) to a law firm of which an officer of the Company is a principal.

(expressed in Canadian dollars)

9. RELATED PARTY TRANSACTIONS (cont'd...)

g) Subleased office space to two companies having common directors, receiving rent of $Nil (2001 - $15,750; 2000 - $16,000) from these companies.

h) Paid or accrued administrative fees of $Nil (2001 - $Nil; 2000 - $91,000) to companies controlled by directors.

10. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported income taxes is as follows:

	2002	2001	2000
Income (loss) before income taxes	$ (2,129,525)	$ 147,991	$ (631,590)
Income taxes (recovery) at statutory rates	$ (949,768)	$ 67,484	$ (288,005)
Increase (decrease) in income taxes resulting from:			
Non-deductible items	6,300	40,190	20,105
Deductible share issue costs	(39,313)	(40,195)	(40,195)
Oil and gas properties written-off	776,779	99,595	-
Deferred exploration costs written-off	-	-	306,097
Sale of oil and gas property	-	-	59,995
Non-capital losses of other years	-	(167,074)	(57,997)
Non-capital losses not recognized	206,002	-	-
Total income taxes	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2002	2001
Future income tax assets:		
Capital assets	$ 5,948	$ 4,509
Oil and gas properties	1,753,688	1,025,331
Share issue costs	-	36,669
Non-capital losses available for future periods	534,099	341,954
Capital losses available for future periods	15,464	15,158
	2,309,199	1,423,621
Valuation allowance	(2,309,199)	(1,423,621)
Net future income tax assets	$ -	$ -

(expressed in Canadian dollars)

10. INCOME TAXES (cont'd...)

The Company has incurred operating losses of approximately $1,236,000 which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have been recognized in these financial statements as a valuation allowance.

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001	2000
Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest expenses	-	-	-

There were no significant non-cash transactions during the years ended February 28, 2002, February 28, 2001 and February 29, 2000.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2002:

a) The Company granted incentive stock options enabling directors and employees to acquire 495,000 common shares of the company, exercisable up to April 9, 2005, at a price of $0.25 per share.

b) The Company repriced existing incentive stock options enabling directors and employees to acquire 880,000 common shares at prices ranging from $0.35 to $0.50 per share to $0.25 per share. In addition, the expiry date for 385,000 of the repriced stock options was extended to April 9, 2005.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Except as set out below, these financial statements also comply, in all material respects, with generally accepted accounting principles in the United States of America ("United States GAAP").

(expressed in Canadian dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Marketable securities

Under Canadian GAAP, the Company's marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Under United States GAAP, the Company's marketable securities are classified as trading securities and carried at fair value. Unrealized holding gains and losses for trading securities shall be included in earnings.

Foreign currency translation

SFAS No. 52, "Foreign Currency Translation", requires all elements of the financial statements of an entity whose functional currency is a foreign currency to be translated by using a current exchange rate. For assets and liabilities, the exchange rate at the balance sheet date shall be used. For revenues, expenses, gains and losses, the weighted average exchange rate for the period shall be used. Translation adjustments shall be reported separately and accumulated in a separate component of shareholders' equity.

Application of this pronouncement to the translation of the financial statements of the Company's subsidiaries did not materially affect the income (loss) for the years ended February 28, 2002, February 28, 2001 and February 29, 2000.

Oil and gas properties

In applying the full cost method, a ceiling test is performed to determine the limitation on the carrying values of oil and gas properties at year end. Under Canadian GAAP, a ceiling test is performed using either average oil and gas prices or year end prices and is based on undiscounted future net revenues after deducting estimated general and administrative expenses. Under United States GAAP, the Company must use year end oil and gas prices in arriving at future net revenues from oil and gas properties and these future net revenues are discounted at 10%. This ceiling test limitation does not material affect the consolidated financial statements.

Accounting for stock-based compensation

Statements of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), requires the Company to establish a fair market value based method of accounting for stock based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of quoted market price of the Company's stock at the date of grant over the amount an employee is required to pay for the stock. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements at the date of grant. In addition, United States GAAP requires any difference between the market price of the stock at the date of release of escrow shares and the price of the escrow shares to be expensed as compensation costs. Under Canadian GAAP, escrow shares are accounted for as an issue of share capital at the price paid for the shares.

(expressed in Canadian dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Accounting for stock-based compensation (cont'd...)

Had compensation costs been recognized for the Company's stock option plan based on fair value at grant date and the re-pricing of certain remaining options, the pro-forma net income for fiscal 2002 under United States GAAP would have been decreased by $148,857 (2001 - $200,795; 2000 - $190,322) and pro-forma earnings per share would have been decreased by $0.01 (2001 - $0.02; 2000 - $0.02) per share. The weighted average fair value of options granted during fiscal 2002 was $0.26 (2001 - $0.41; 2000 - $0.15). In calculating these amounts, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the year using the following key assumptions:

	2002	2001	2000
Risk-free interest rate	4.93%	5.96%	5.54%
Expected life	3 years	2.65 years	3 years
Expected volatility	88.34%	124.38%	106.77%
Expected dividends	-	-	-

The following is a summary of the status of stock options outstanding at February 28, 2002:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.35 - $0.50	1,150,000	1.44	$ 0.44	1,150,000	$ 0.44

Earnings (loss) per share

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States GAAP for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 were 12,834,310, 11,912,282 and 10,357,396, respectively.

(expressed in Canadian dollars)

---

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. SFAS 141 is effective for business combinations completed after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In July 2001, FASB issued Statements of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In October 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

(expressed in Canadian dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Financial statement balances under United States GAAP

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	2002	2001
Total assets under Canadian GAAP	$ 2,889,210	$ 4,397,888
Unrealized holding gain on marketable securities	6,857	6,669
Total assets under United States GAAP	$ 2,896,067	$ 4,404,557
Total liabilities under United States GAAP	$ 262,481	$ 224,134
Capital stock under Canadian GAAP	10,155,028	9,572,528
Cumulative compensation expense on granting of stock options	82,390	82,390
Cumulative compensation expenses on release of escrow shares	219,375	219,375
Capital stock under United States GAAP	10,456,793	9,874,293
Deficit under Canadian GAAP	(7,528,299)	(5,398,774)
Cumulative compensation expense on granting of stock options	(82,390)	(82,390)
Cumulative compensation expense on release of escrow shares	(219,375)	(219,375)
Unrealized holding gain on marketable securities	6,857	6,669
Deficit under United States GAAP	(7,823,207)	(5,693,870)
Shareholders' equity under United States GAAP	2,633,586	4,180,423
Shareholders' equity and liabilities under United States GAAP	$ 2,896,067	$ 4,404,557

(expressed in Canadian dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Financial statement balances under United States GAAP (cont'd...)

The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated statements of operations and deficit would be as follows:

	2002	2001	2000
Net income (loss) under Canadian GAAP	$ (2,129,525)	$ 147,991	$ (631,590)
Adjustments to mineral properties	-	-	671,266
Unrealized holding gain (loss) on marketable securities	188	(693)	(5,817)
Compensation expense on granting of stock options	-	(82,390)	-
Compensation expense on release of escrow shares	-	(219,375)	-
Net income (loss) under United States GAAP	(2,129,337)	(154,467)	33,859
Opening deficit under United States GAAP	(5,693,870)	(5,539,403)	(5,573,262)
Ending deficit under United States GAAP	$ (7,823,207)	$ (5,693,870)	$ (5,539,403)
Basic and diluted earnings (loss) per share	$ (0.17)	$ (0.01)	$ (0.01)

The consolidated statements of cash flows under United States GAAP for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 do not materially differ from those presented under Canadian GAAP.

OLYMPIC RESOURCES LTD.
CORPORATE INFORMATION

Head Office
Suite 525
999 West Hastings Street
Vancouver, BC
Canada V6C 2W2
T 604-689-1810
F 604-689-1817
Toll Free 1-800-570-8733

Directors and Officers
Daryl Pollock - *President, CEO & Director*
John Pierce - *Chairman & Director*
Patrick Forseille, P.Geo. - *CFO & Director*
Dr. Kenneth Friedman, Ph.D. - *Director*
Peter Jensen, LL.B., BCL, B.Sc. - *Director*
Mike Lathigee - *Director*

Bev Funston - *Corporate Secretary*
Malcolm Bell - *V.P. Corporate Relations*

Registrar & Transfer Agent
Pacific Corporate Trust Company
10th Floor
625 Howe Street
Vancouver, BC
Canada V6C 3B8

Auditors
Davidson & Company
Suite 1270
Stock Exchange Tower
609 Granville Street
Vancouver, BC
Canada V7Y 1G6

Bank
Bank of Montreal
595 Burrard Street
Vancouver, BC
Canada V7X 1L7

HSBC Bank Canada
999 West Hastings Street
Vancouver, BC
Canada V6C 1M3

Solicitors
Devlin Jensen
Suite 2550
555 West Hastings Street
Vancouver, BC
Canada V6B 4N5

Dorsey & Whitney
US Bank Building Centre
Suite 400
1420 Fifth Avenue
Seattle, Washington
USA 98101

Capitalization
Issued 13,694,378

Shares Listed
Canada TSX: ORL
USA OTCBB: OLYRF

Email
orl@axion.net

Website
www.orlresources.com

OLYMPIC RESOURCES LTD.

525 - 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733